

July 16, 2023

Charles Youakim
Chief Executive Officer
Sezzle Inc.
251 N 1st Ave., Suite 200
Minneapolis, MN 55401

> **Re: Sezzle Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 16, 2023**
> **File No. 333-270755**

Dear Charles Youakim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 16, 2023

Cover Page

1.   We note your response to comment 1. Please revise the cover page of your prospectus to disclose and clearly explain how the offering price of your common stock will be determined in accordance with Item 501(b)(3) of Regulation S-K, including, specifically, Instruction 2. If your intent is to offer the securities at a price associated with the ASX, please tell us why you are permitted to do so. Additionally, to the extent appropriate, revise other sections of the prospectus, such as Risk Factors and Plan of Distribution, to include this and other relevant disclosure. Last, please revise the cover page to state that the sales of shares in recent private transactions or on the ASX may have little or no relation to the public offering price of the shares.

Charles Youakim
Sezzle Inc.
July 16, 2023
Page 2

2.   We note that this offering "is not conditioned upon [y]our successful listing on the Nasdaq Capital Market." Please tell us how you will revise the registration statement if you are not listed on the Nasdaq Capital Market, including whether the method by which you will determine the offering price will change.

     Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brad Pedersen